UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

FairPoint Communications, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

305560302
(CUSIP Number)

STEVEN AZARBAD
DAVID D. TAWIL
MAGLAN CAPITAL LP
25 West 39th Street, 2nd Floor
New York, New York 10018
(212) 300-6700

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 305560302

1	NAME OF REPORTING PERSON MAGLAN CAPITAL LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,598,282
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,598,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,598,282
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IA-PN

CUSIP NO. 305560302

1	NAME OF REPORTING PERSON MAGLAN CAPITAL GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,598,282
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,598,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,598,282
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 305560302

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of the Fund and the Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 1,598,282 Shares beneficially owned by the Reporting Persons is approximately $15,671,205, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 1 is being filed, primarily, to disclose a change in beneficial ownership by the Reporting Persons as a result of the termination of a certain managed account representing approximately 2.9% of the Common Stock (the “Terminated Account”).  Since the filing of the Schedule 13D by the undersigned on April 11, 2013, the Reporting Persons’ beneficial ownership of the Common Stock, not including the Terminated Account, increased by approximately 1.1% of the Common Stock outstanding as of August 2, 2013.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Common Stock reported owned by each of Maglan LP and Maglan LLC is based upon 26,483,233 shares of Common Stock outstanding, as of August 2, 2013, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 6, 2013.

I.	Maglan LP

(a)	As of the close of business on November 5, 2013, Maglan LP beneficially owned 1,598,282 shares of Common Stock.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,598,282
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,598,282

(c)	The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 305560302

II.	Maglan LLC

(a)	As of the close of business on November 5, 2013, Maglan LLC beneficially owned 1,598,282 shares of Common Stock.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,598,282
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,598,282

(c)	The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 305560302

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 6, 2013

MAGLAN CAPITAL LP			MAGLAN CAPITAL GP LLC

By:	/s/ Steven Azarbad		By:	/s/ Steven Azarbad
	Name:	Steven Azarbad		Name:	Steven Azarbad
	Title:	Managing Member of its General Partner		Title:	Managing Member

CUSIP NO. 305560302

SCHEDULE A

Transactions in shares of Common Stock by the Reporting Persons
During the Past Sixty Days

Sharse of Common Stock Purchased/(Sold)	Price Per Share of Common Stock($)	Date of Purchase / Sale

1,000	9.2650	09/10/2013
(13,000)	9.6217	09/18/2013
(21,000)	9.3588	09/23/2013
(27,000)	9.4601	09/24/2013
(20,000)	9.3282	09/25/2013
(1,100)	9.6500	09/30/2013
(29,400)	9.4229	10/02/2013
(20,470)	9.4000	10/03/2013
(3,183)	9.4049	10/04/2013
(3,718)	9.4030	10/07/2013
1,000	9.2900	10/08/2013
(3,104)	9.4312	10/10/2013
(15,000)	9.5364	10/11/2013
(2,500)	9.6851	10/14/2013
(3,050)	9.4056	10/15/2013
(26,500)	9.4122	10/16/2013
(41,600)	9.3343	10/17/2013
(3,000)	9.4475	10/18/2013
198	9.4500	10/21/2013
(11,712)	9.3861	10/22/2013
(5,000)	9.3973	10/23/2013
(1,199)	9.5008	10/24/2013
(5,700)	9.4410	10/25/2013
5,000	9.4000	10/28/2013
(1,100)	9.5009	10/29/2013
1,003	9.3951	10/30/2013
2,891	9.3121	10/31/2013
(10,800)	9.3692	11/01/2013
(5,022)	9.3681	11/04/2013